Airspan Networks, Inc.

April 21, 2005

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510
Attention: Larry Spirgel, Assistant Director

Airspan Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-31031

Dear Mr. Spirgel

As the Chief Financial Officer of Airspan Networks, Inc. (the “Company”), I am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 7, 2005, addressed to me, with respect to the above-referenced filing.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Although not specifically requested by the Staff, the Company has also included herein under the heading “Other Proposed Future Actions” a discussion of some of the other actions the Company intends to take in the next few days, which actions include filing with the Commission:

* a Form 8-K which includes disclosures under Item 4.02 (the “Form 8-K”);

* an amendment (the “Form 10-Q/A”) to its Form 10-Q for the quarter ended October 3, 2004 (the “Form 10-Q”), and

* an amendment (the “Form 10-K/A”) to its Form 10-K for the year ended December 31, 2004 (the “Form 10-K”)

Staff Comment: Note 1. Service Revenue, page F-9

1.	Tell us why it is appropriate to recognize your fixed-price service contracts under the percentage of completion method. Refer to SAB 13(A)(3).

Company Response:

In 2002 we expanded our revenue recognition policy to include all potential types of revenue, including turn key installation service projects where it would be appropriate to account for these as long term contracts. However, for the periods covered by the Financial Statements in the 2004 Form 10-K, the Company has not recognized any fixed-price service contracts under the percentage of completion method. To clarify this point, the Company intends to file the Form 10-K/A, which will amend the portion of Notes to the Financial Statements (the “Notes”) that relates to Service Revenue. Please see below the relevant text of the Form 10-K and the amended text of the proposed Form 10-K/A.

Accordingly, we intend to amend the Note in the Form 10-K/A filing, as follows:

Form 10-K filed with the Commission on March 16, 2005	Form 10-K/A intended to be filed with the Commission
Note 1. Service Revenue from Notes to Financial Statements included in Form 10-K	Note 1. Service Revenue from Notes to Financial Statements included in Form 10-K/A

Revenue from time-and-material service contracts is recognized once the services have been performed. Revenue from service contracts that relate to a period of cover is recognized ratably over the given contract period. Revenue is recognized on fixed-price service contracts using the percentage of completion method unless it is not possible to make reasonable estimates under that method, in which case revenue is recognized on a completed contract basis.

Revenue from time-and-material service contracts is recognized once the services have been performed. Revenue from service contracts that relate to a period of cover is recognized ratably over the given contract period. Revenue is recognized on fixed-price service contracts when the services have been completed.

Staff Comment: Note 14. Convertible Preferred Stock, page F-25

2.	Tell us how you accounted for the 10% discount on the issuance of the preferred stock. Refer to EITF 98-5.

Company Response

At the time of the issuance of the Series A Preferred Stock, the Company believed that $4.00 per share of common stock equivalent represented the fair value of the transaction and that there was no beneficial discount to be accounted for. In the process of determining how to account for the transaction, the Company had considered a number of sources with respect to the levels of purchase price discounts given in similar stock issues.

In accordance with the Staff’s suggestion, the Company specifically considered the provisions of EITF 98-5 and EITF 00-27 and now believes that there was a beneficial conversion feature associated with the issuance of the Series A Preferred Stock as a result of a deemed discount to fair value on the commitment date.

Intrinsic value of embedded beneficial conversion feature

The Company has calculated the intrinsic value of the embedded beneficial conversion feature as the difference between the conversion price and the fair value of the common stock on the commitment date.

The commitment date (EITF 00-27 Issue 4) has been identified as Monday September 13, 2004, the closing date of the issue.

The fair value (EITF 00-27 Issue 5) of the common stock on the commitment date has been taken as the closing price on Monday September 13, 2004, which was $5.43 per ordinary share.

At the commitment date each preferred share, purchased for $400.00, was convertible into 100 common shares, implying a common stock equivalent value (conversion price) on the commitment date of $4.00 per share.

The intrinsic value of the beneficial conversion feature of the 73,000 preferred shares on the commitment date was $10,439,000. [73,000 x 100 x ($5.43 - $4.00) = $10,439,000]

Amortization period of the embedded beneficial conversion feature

The embedded beneficial conversion feature is required to be amortized over the period from the date of issue to the first date the convertible instrument may be converted. The Series A Preferred Stock was convertible into shares of common stock immediately upon issuance and did not have a stated redemption date. Therefore, the Company amortized the entire feature to retained earnings on the date of issuance.

Accounting impact

The proposed accounting entries to the financial statements are to credit Additional Paid in Capital and debit Retained Earnings within Stockholders’ Equity by $10,439,000.

Pro forma Impact Summary
	As originally reported	Proposed restatement	Delta

(In thousands, except for per share data)

Quarter ended October 3, 2004	$

Additional Paid in Capital		245,615	256,054	10,439
Accumulated deficit		(180,369)	(190,808)	(10,439)
Deemed dividend associated with beneficial conversion of preferred stock		-	(10,439)	(10,439)
Net loss attributable to common stockholders		(3,457)	(13,896)	(10,439)
Net loss attributable to common stockholders per share		(0.09)	(0.38)	(0.29)

Nine months ended October 3, 2004	$

Additional Paid in Capital		245,615	256,054	10,439
Accumulated deficit		(180,369)	(190,808)	(10,439)
Deemed dividend associated with beneficial conversion of preferred stock		-	(10,439)	(10,439)
Net loss attributable to common stockholders		(13,250)	(23,689)	(10,439)
Net loss attributable to common stockholders per share		(0.37)	(0.65)	(0.28)

Year ended December 31, 2004	$

Additional Paid in Capital		249,917	260,356	10,439
Accumulated deficit		(177,094)	(187,533)	(10,439)
Deemed dividend associated with beneficial conversion of preferred stock		-	(10,439)	(10,439)
Net loss attributable to common stockholders		(9,975)	(20,414)	(10,439)
Net loss attributable to common stockholders per share		(0.27)	(0.56)	(0.29)

The Company intends to file a Form 10-Q/A for the third quarter 2004 and a Form 10-K/A for the year ended December 31, 2004 to reflect a change in the Company’s accounting treatment of the issuance of the Series A Preferred Stock and expand Note 14 in the notes to the financial statements included in the and Form 10-K/A and relevant section in the Company’s Form 10-Q/A to describe the embedded beneficial conversion feature. (italics denote revision/addition)

Form 10-K filed with the Commission on March 16, 2005	Form 10-K/A to be filed with the Commission
14. Convertible Preferred Stock	14. Convertible Preferred Stock
On September 13, 2004, the Company consummated the private sale of 73,000 shares of Series A Preferred Stock to Oak Investment Partners XI Limited Partnership (“Oak”) for aggregate gross proceeds of $29.2 million (net proceeds $29.1 million after legal fees) pursuant to the terms of a Preferred Stock Purchase Agreement (the “Purchase Agreement”). The Purchase Agreement was amended effective September 23, 2004. Pursuant to the Purchase Agreement, Oak purchased 73,000 shares of Series A Preferred Stock, which are convertible into 7,300,000 shares of common stock, for $400 per share of preferred stock or $4 per share of common stock equivalent. The per common stock equivalent price was established at a discount of approximately 10% off the trailing 10 day volume weighted average closing price for the common stock on September 9, 2004.

On September 13, 2004, the Company consummated the private sale of 73,000 shares of Series A Preferred Stock to Oak Investment Partners XI Limited Partnership (“Oak”) for aggregate gross proceeds of $29.2 million (net proceeds $29.1 million after legal fees) pursuant to the terms of a Preferred Stock Purchase Agreement (the “Purchase Agreement”). The Purchase Agreement was amended effective September 23, 2004. Pursuant to the Purchase Agreement, Oak purchased 73,000 shares of Series A Preferred Stock, which are convertible into 7,300,000 shares of common stock, for $400 per share of preferred stock or $4 per share of common stock equivalent. The per common stock equivalent price was established at a discount of approximately 10% off the trailing 10 day volume weighted average closing price for the common stock on September 9, 2004.

As a result of the discount to fair market value at the commitment date, the Company recognized the intrinsic value of the embedded beneficial conversion feature relating to the issuance of the Preferred Stock of $10.4 million as a deemed dividend to preferred stockholders. . The Preferred Stock was immediately convertible to common stock on the date of issue and, as a result, the embedded beneficial conversion feature was immediately debited to the Consolidated Statement of Operations in the third quarter 2004 as a “deemed dividend to preferred stockholders associated with beneficial conversion of preferred stock” and credited to “additional paid in capital”.

Pursuant to the Articles, holders of the Series A Preferred Stock may convert the stock into shares of the Company’s common stock at any time at the rate of 100 shares of common stock for each share of Series A Preferred Stock (the “Conversion Rate”). To the extent that the holders of the Series A Preferred Stock do not participate fully with other  Company stockholders with respect to dividends paid, the Conversion Rate may be appropriately adjusted upon the occurrence of any of the following events: (i) the Company’s payment of common stock dividends and distributions, (ii) common stock splits, subdivisions or combinations and (iii) reclassification, reorganization, change or conversion of the common stock. To the extent that the holders of the Series A Preferred Stock do not participate fully with other Company stockholders with respect to dividends paid, the Conversion Rate may be appropriately adjusted upon the occurrence of any of the following events: (i) the Company’s payment of common stock dividends and distributions, (ii) common stock splits, subdivisions or combinations and (iii) reclassification, reorganization, change or conversion of the common stock.
Unchanged

Holders of the Series A Preferred Stock are entitled to participate in dividends declared with respect to the common stock as if the Series A Preferred Stock was converted into the common stock. The Series A Preferred Stock is identified as ranking senior and prior to the common stock and all other classes or series of capital stock with respect to payments upon liquidation. Upon any liquidation of the Company, certain mergers, reorganizations and/or consolidations of the Company into or with another corporation or any transaction or series of related transactions in which a person, entity or group acquires 50% or more of the combined voting power of the Company’s then outstanding securities (a “Liquidation”), holders are entitled to receive prior and in preference to any distribution to holders of the Company’s common stock, the greater of the amount they invested plus all accumulated or accrued and unpaid dividends thereon or the amount they would receive in such transaction if they converted the preferred stock into common stock.
Unchanged
Pursuant to the Company’s Articles of Incorporation, holders of the Series A Preferred Stock are entitled to vote on matters presented to the holders of common stock as if the Series A Preferred Stock was converted into the common stock. However, the Company, Oak and each subsequent holder of the Series A Preferred Stock (collectively, the “Parties”) have agreed that the holders of the Series A Preferred Stock will only vote on matters presented to the holders of common stock as if the Series A Preferred Stock was converted into the common stock at the rate of 1 share of Series A Preferred Stock to 86 shares of common stock (the “Voting Conversion Rate”). The Parties have agreed that the holders of the Series A Preferred Stock shall abstain from voting with respect to any remaining votes to which the holders of the Series A Preferred Stock may be entitled under the Articles. The Parties have further agreed that the Voting Conversion Rate will be adjusted from time to time in the same manner and under the same circumstances as the Conversion Rate is adjusted pursuant to the Articles.
Unchanged

Other Proposed Future Actions:

A. The effect of participating convertible securities on the computation of basic earnings per share.

Having further researched the accounting treatment and implications of convertible securities we have also concluded that per EITF 03-6 Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share, the Series A Preferred Stock should have been included in the computation of  Net (loss)/ profit attributable to common stockholders per share - basic using the two-class method for the fourth quarter 2004, as disclosed in Note 16: Quarterly Financial Data (Unaudited) in the Company’s Form 10K. We have computed that the Net (loss)/ profit attributable to common stockholders per share - basic for the fourth quarter should be $0.07 and not $0.09 as previously disclosed.

Pro forma Note 16 Quarterly Financial Data (Unaudited)	As originally reported	Proposed Restatement	Delta

	Quarter ended
	Dec-04	Dec-04
	(In thousands, except per share data)

Net (loss)/profit	$3,275	$3,275	—

Deemed dividend associated with beneficial conversion of preferred stock	—	—	—

Net (loss)/profit attributable to common stockholders	$3,275	$3,275	—

Net (loss)/profit attributable to common stockholders per share - basic	$0.09	$0.07	$(0.02)
Net (loss)/profit attributable to common stockholders per share - diluted	$0.07	$0.07	—

The Company intends to amend the Form 10K to reflect this change.

B. Proposed Filing of a Form 10-Q/A and Form 10-K/A

The Company intends to amend and expand the disclosures in the text and Notes included in the Form 10-K/A and the Form 10-Q/A to describe the embedded beneficial conversion feature and the revision to the fourth quarter earnings per share and explain the rational for and effect of the financial restatement. For instance, the Company intends to insert the following new subsection, entitled “Restatement”, within the Management’s Discussion and Analysis section.

Restatement

This Form 10-K/A and the restated financial statements included herein reflect a change in the Company’s accounting treatment of its September 13, 2004 sale of 73,000 shares of Series A Preferred Stock and a restatement of the Company’s fourth quarter 2004 earnings per share. This Form 10-K/A amends the Company’s previously filed Form 10-K for the year ended December 31, 2004 to reflect a $10.4 million, non cash, embedded beneficial conversion feature relating to the Series A Preferred Stock and the effect of participating convertible securities on the computation of basic earnings per share in the fourth quarter 2004.

Embedded beneficial conversion feature relating to the Series A Preferred Stock

In accordance with EITF 98-5 and EITF 00-27, the Company has accounted for the embedded beneficial conversion as a deemed dividend to the preferred stockholders of $10.4 million and a credit to additional paid in capital. The deemed dividend is included in the net loss attributable to common stockholders and the per share amounts accordingly.

As a result of the change in the Company’s accounting treatment of the issuance of the Series A Preferred Stock, the Company has amended the following Items and sections of its Form 10-K, among others:

•	Item 1. Business, including “ - Risk Factors: If we continue to incur substantial losses…”
•	Item 5. Market for registrant’s common equity…
•	Item 6. Selected Financial Data
•	Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
•	Item 9A. Controls and Procedures
•
Item 15, Exhibits, Financial Statement Schedules, including the Company’s restated Consolidated Balance Sheet of December 31, 2004, Consolidated Statement of Operations for the year ended December 31, 2004, Consolidated Statement of Changes in Stockholders Equity, and including the following revised Notes to the Financial Statements:

•	Note 1 The Business and Summary of Significant Accounting Policies, Stock based compensation.
•	Note 13 Net Loss Per Share,
•	Note 14 Convertible Preferred Stock, and
•	Note 16 Quarterly Financial Data (Unaudited)

The effect on the Consolidated Balance Sheet

As a result of the restatement, as at December 31, 2004 additional paid in capital increased from the previously reported $249.9 million to $260.4 million and the accumulated deficit increased from the previously reported $177.1 million to $187.5 million  as a result of the deemed dividend to the preferred stockholders of $10.4 million.

The effect on the Consolidated Statements of Operations

For the year ended December 31, 2004 net loss attributable to common stockholders increased by $10.4 million (or $0.29 per share) from $10.0 million as previously reported (or $0.27 per share) to $20.4 million (or $0.56 per share) as a result of the deemed dividend to the preferred stockholders.

The impact of the restatement for the year ended December 31, 2004 is summarized as follows:

Impact Summary
	As originally reported	As restated	Delta

	(In thousands, except for per share data)

Year ended December 31, 2004	$

Additional Paid in Capital	249,917	260,356	10,439
Accumulated deficit	(177,094)	(187,533)	(10,439)
Deemed dividend associated with beneficial conversion of preferred stock	-	(10,439)	(10,439)
Net loss attributable to common stockholders	(9,975)	(20,414)	(10,439)
Net loss attributable to common stockholders per share	(0.27)	(0.56)	(0.29)

The effect of participating convertible securities on the computation of basic earnings per share.

In accordance with EITF 03-6 Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share, the Series A Preferred Stock should have been included in the computation of  Net (loss)/ profit attributable to common stockholders per share - basic using the two-class method for the fourth quarter 2004, as disclosed in Note 16: Quarterly Financial Data (Unaudited) in the Company’s Form 10K. We have computed that the Net (loss)/ profit attributable to common stockholders per share - basic for the fourth quarter should be $0.07 and not $0.09 as previously disclosed.

As a result of the change in the Company’s accounting treatment for the effect of participating convertible securities on the computation of basic earnings per share, the Company has amended Note 16 in the Notes to the Financial Statements.

The impact of the restatement for the year ended December 31, 2004 is summarized as follows:

Note 16 Quarterly Financial Data (Unaudited)	As originally reported	As restated	Delta

	Quarter ended
	Dec-04	Dec-04
	(In thousands, except per share data)

Net (loss)/profit	$3,275	$3,275	—

Deemed dividend associated with beneficial conversion of preferred stock	—	—	—

Net (loss)/profit attributable to common stockholders	$3,275	$3,275	—

Net (loss)/profit attributable to common stockholders per share - basic	$0.09	$0.07	$(0.02)
Net (loss)/profit attributable to common stockholders per share - diluted	$0.07	$0.07	-

[End of MD&A subsection entitled “Restatement”.]

The Company intends to insert portions and slightly different variants of the foregoing text in other identified sections of the Form 10-K to be amended by the Form 10-K/A,

C. Internal controls and section 404 of the Sarbanes Oxley Act 2002

The Company’s Chief Executive Officer and Chief Financial Officer are in the process of reassessing their assessment of the Company’s internal controls over financial reporting. However, the Company’s Chief Executive Officer and Chief Financial Officer currently expect that their report will be revised in the Form 10-K/A to indicate a material weakness.

Company acknowledgements

As requested by the Staff, I, on behalf of the Company, hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (561) 893-8682.

Given the Company’s proposed filing of a Form 8-K, Form 10-Q/A and Form 10-K/A within the next few days, we would appreciate your comments as soon as possible.

Very truly yours, /s/ Peter Aronstam Peter Aronstam Senior Vice President & Chief Financial Officer

cc:	Mr. Eric D. Stonestrom Mr. David E. Wells, Esq. Mr. Michael Henderson Mr. Dean Suehiro